UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                    UNIVERSAL BEVERAGES HOLDINGS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                ________________
                                 (CUSIP Number)


                                Jonathon O. Moore
                            16 Lake Julia Drive South
                           Ponte Vedra, Florida 32082
                                 (904) 280-7533
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               March 12, 2001
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. _____________

1   Name of Reporting Person                            Jonathon O. Moore
    S.S. or I.R.S. Identification No.
    of Above Person

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2   Check Appropriate Box if a Member of a Group        (a) [  ]
                                                        (b) [  ]

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3   SEC Use Only

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4   Source of Funds                                    PF

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5   Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)            [ ]

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6   Citizenship of Place of Organization               USA

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Number of Shares      7   Sole Voting Power            792,996
Beneficially Owned
by Each Reporting
Person With
                     -----------------------------------------------------------
                      8   Shared Voting Power          0

                     -----------------------------------------------------------
                      9   Sole Dispositive Power       792,996

                     -----------------------------------------------------------
                      10  Shared Dispositive Power     0

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11  Aggregate Amount Beneficially Owned By Each        792,996
    Reporting Person

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12  Check box if the aggregate Amount                  [ ]
    in Row (11) Excludes Certain Shares

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13  Percent of Class Represented                       7.8%
    Amount in Row (11)

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14  Type of Reporting Person                           IN

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

Item 1.   Security and Issuer.

     The title of the class of equity securities to which this statement relates is the Common Stock of Universal Beverages Holdings Corporation, a Florida corporation (the "Company"). The principal executive offices of the Company are located at 7563 Phillips Highway, Suite 110, Jacksonville, Florida 32256.


Item 2.   Identity and Background.

     (a)  The name of the person filing this Schedule 13D is Jonathon O. Moore.

     (b) The residence address of Mr. Moore is 16 Lake Julia Drive South, Ponte Vedra, Florida 32082.

     (c)  Mr. Moore is a Director of the Company.

     (d) Mr. Moore has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Moore has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Moore is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

          Mr. Moore acquired his shares of Common Stock with personal funds or in consideration of services rendered to the Company.

Item 4.   Purpose of Transaction.

          Such acquisitions of securities were made for investment purposes.

     Mr. Moore is, as of the date of this Statement, in the process of soliciting proxies from approximately nine other shareholders of the Company for the purpose of removing four of the current directors of the Company (Jay Marsh, Carlos Ripley, John Koelle and Donald Rett) and electing four new directors (Carl Gilman, Paul Sticht, John Zelaya and Joel Magolnick) by means of either a written consent in lieu of a meeting or a special meeting of shareholders convened for such purpose.

     Except as provided herein, Mr. Moore has no plans or proposals which would relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c)  a sale or transfer of a material amount of assets of the Company;

     (d) any change in the present board of directors or management of the Company;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     See Items 7 through 11 on the cover page

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.   Materials to be Filed as Exhibits.

None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 12, 2001              /s/ Jonathon O. Moore
                                   ----------------------------
                                   Jonathon O. Moore